SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Commercial Vehicle Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

202608105

(CUSIP Number)

March 23, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 202608105	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons Arnold B. Siemer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power 5,007,687
(6) Shared Voting Power 0
(7) Sole Dispositive Power 5,007,687
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,007,687
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 16.37%
(12)	Type of Reporting Person (See Instructions) IN

Item 1(a). Name of Issuer.

Commercial Vehicle Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

7800 Walton Parkway, New Albany, Ohio 43054

Item 2(a). Name of Person Filing.

Arnold B. Siemer

Item 2(b). Address of Principal Business Office or, if None, Residence.

Arnold B. Siemer

7795 Walton Parkway, Suite 175

New Albany, Ohio 43054

Item 2(c). Citizenship.

United States

Item 2(d). Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e). CUSIP Number.

202608105

Item 3.

Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned: 5,007,687 shares as of April 28, 2016[1]

(b)	Percent of class: 16.37%

[1]	The reporting person filed a Schedule 13G with the SEC on February 2, 2016 reporting ownership of 2,928,393 shares or approximately 9.5763% of the outstanding shares as of December 31, 2015. On January 4 and 5, 2016, the reporting person acquired additional shares increasing his ownership to 3,462,593 shares or approximately 11.3% of the outstanding shares. From January 12, 2016 through March 23, 2016, the reporting person acquired additional shares, increasing his ownership from 11.3% of the outstanding shares to 16.37% of the outstanding shares.

Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

5,007,687 shares

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

5,007,687 shares

(iv)	Shared power to dispose or to direct the disposition of:

-0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2016

/s/ Arnold B. Siemer
Arnold B. Siemer individually

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